UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-14817

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issue of securities held pursuant to the

plan and address of its principal executive officers)

REQUIRED INFORMATION

A.
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

B.
Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACCAR INC SAVINGS INVESTMENT PLAN
Date: June 24, 2026	By:	/s/ P. H. Bolgar
P. H. Bolgar
Vice President - Chief Human Resources Officer
PACCAR Inc

Financial Statements and Supplemental Schedule

PACCAR Inc Savings Investment Plan

December 31, 2025 and 2024

and for the Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

PACCAR Inc

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2025 and 2024 and

for the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of PACCAR Inc Savings Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PACCAR Inc Savings Investment Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2025, and delinquent participant contributions for the year then ended (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1991.

Seattle, Washington

June 24, 2026

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2025	2024
Assets
Investments, at fair value:
Money market fund	$143,004	$563,134
Commingled trust funds	928,459,050	839,330,945
Mutual funds	719,139,186	621,684,468
PACCAR Inc common stock	1,327,806,802	1,331,364,750
Total investments, at fair value	2,975,548,042	2,792,943,297

Notes receivable from participants	65,128,740	63,384,614

Dividends and other receivables	17,031,156	38,400,064
Due from broker for securities sold	518,463	90,088
Total assets	3,058,226,401	2,894,818,063

Liabilities
Accrued expenses	–	137,736
Net assets available for benefits	$3,058,226,401	$2,894,680,327

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions to (deductions from) net assets attributed to:
Investment income:
Dividends and interest	$60,461,022
Net appreciation of investments	282,023,962
Contributions:
Company	49,120,915
Participants	90,000,940
Distributions to participants	(317,338,072)
Administrative expenses	(722,693)
Net increase	163,546,074
Net assets available for benefits at beginning of year	2,894,680,327
Net assets available for benefits at end of year	$3,058,226,401

See accompanying notes.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements

December 31, 2025

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all non-union U.S. employees of PACCAR Inc and its U.S. subsidiaries (collectively, the Company). Covered employees are eligible to participate in the Plan and receive employer contributions immediately upon participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5% unless they elect to not participate in the Plan within 45 days. Participants may elect to contribute no less than 1% and no more than 75% of their respective annual compensation (as defined in the Plan document) subject to the Code’s annual maximum of $23,500 for 2025. Participants may elect to contribute pre-tax contributions, Roth post-tax contributions, or a combination of both. Participants' pre-tax contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with the Code’s Section 401(k). Catch-up contributions through pre-tax and Roth sources are made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2025 was $7,500.

For eligible participants, for every $1.00 contributed to the Plan up to 5% of eligible pay, the Company makes a matching contribution of $1.00 towards the purchase of PACCAR Inc common stock. Participant contributions (excluding age 50 catch-up deferrals) were matched to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals (subject to certain Internal Revenue Service (the IRS) limits). The Company made matching contributions of $49,120,915 during 2025. Matching contributions are allocated to participant accounts each pay period. The Company’s rate of contribution and manner in which the Company makes its contribution, including the use of available forfeitures, shall be decided by the Company at its sole discretion with respect to each Plan year.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company matching contributions to the Plan and any earnings or losses on the Plan’s investments.

Vesting

Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in whole percentage increments to any of the Plan’s fund options. The Plan designated the Fidelity Freedom Index Funds as the qualified default investment option for employees who do not make an active investment election. Participants may subsequently change their investment options for either existing or future contributions, subject to trading limitations on certain of the Plan’s individual fund options.

Participants generally have the ability to make an unlimited number of transfers-in or transfers-out, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 4.25% to 9.50% on loans outstanding as of December 31, 2025. Principal and interest are repaid either through after-tax payroll deductions or by personal disbursements sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding do not affect the amount of annual matching contributions the Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

Benefit Payments

Inactive Employees: Participants who leave the Company may choose a single cash payment, installment payments, partial payments or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance, or have their account balance remain in the Plan until reaching the Required Beginning Date. Participants who leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. The Plan will establish an Individual Retirement Account for participants who leave the Company whose account balance is more than $1,000 but less than $7,000, unless they make an election to receive a distribution or rollover their balance to another retirement account.

Active Employees: Payment options for active employees are as follows: (1) employees who have reached age 59½ may elect to have their account balance distributed to them in one lump sum of either all or a portion of their participant account without penalty and (2) employees who have not reached 59½ and have established financial hardship have the option to withdraw from their participant account balance which may, in certain circumstances, result in a penalty.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Investment management fees are charged to the applicable investment fund. Participant recordkeeping fees and other administrative fees may be paid from the Company's general assets or from the Plan's forfeiture account. Loans and other participant fees are charged to each applicable participant account.

The Trustee reimburses the Plan for any excess revenue it receives above fixed agreed-upon amounts. The reimbursement is used to pay for certain Plan administrative expenses.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on a quoted market price to sell, which represents the net asset value of shares held by the Plan at year-end. The fair value of the participation units in commingled trust funds is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. There are currently no significant redemption restrictions on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Notes receivable from participants that are determined to be uncollectible are recorded as a distribution based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2025 or 2024.

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were available to be issued on June 24, 2026.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments

Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The hierarchy of fair value measurement is described below.

Level 1 – Valuations are based on quoted prices that the Plan has the ability to obtain in actively traded markets for identical assets. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Plan had no financial instruments requiring Level 2 valuation.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment. The Plan had no financial instruments requiring Level 3 valuation.

The following methods and assumptions are used to measure fair value for assets subject to recurring fair value measurements:

The fair value of a money market fund, mutual funds, and PACCAR Inc common stock is based on quoted prices in active markets. These are categorized as Level 1.

The fair value of commingled trust funds is determined using the market approach and is based on the unadjusted net asset value (NAV) per unit as determined by the sponsor of the fund based on the fair values of underlying investments. These assets are collective investment trusts, and substantially all of these investments have no redemption restrictions or unfunded commitments. The investment strategies for commingled trust funds vary, with direct and indirect investments in a broad range of equity and fixed income securities with the objective of mirroring or exceeding the total return of certain market indices (e.g., S&P 500, MSCI EAFE Index, Bloomberg Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Securities measured at NAV per unit as a practical expedient are not classified in the fair value hierarchy.

The Plan’s assets subject to recurring fair value measurements at December 31, 2025 are as follows:

	Fair Value
	Hierarchy	Measured at
	Level 1	NAV	Total
Financial instruments, at fair value:
U.S. money market fund	$143,004		$143,004
Commingled trust funds:
U.S.		$878,739,310	878,739,310
International		49,719,740	49,719,740
U.S. mutual funds:
Equity	58,118,174		58,118,174
Fixed income	31,024,906		31,024,906
Asset allocation	629,996,106		629,996,106
PACCAR Inc common stock	1,327,806,802		1,327,806,802
	$2,047,088,992	$928,459,050	$2,975,548,042

PACCAR Inc
Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The Plan’s assets subject to recurring fair value measurements at December 31, 2024 are as follows:

	Fair Value
	Hierarchy	Measured at
	Level 1	NAV	Total
Financial instruments, at fair value:
U.S. money market fund	$563,134		$563,134
Commingled trust funds:
U.S.		$806,333,673	806,333,673
International		32,997,272	32,997,272
U.S. mutual funds:
Equity	62,723,278		62,723,278
Fixed income	30,068,706		30,068,706
Asset allocation	528,892,484		528,892,484
PACCAR Inc common stock	1,331,364,750		1,331,364,750
	$1,953,612,352	$839,330,945	$2,792,943,297

5. Income Tax Status

The Plan has received a determination letter from the IRS dated March 16, 2018, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes the Plan, as amended is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any open years.

6. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $229,346,719 and sales totaling $300,580,581 of PACCAR Inc common stock during 2025. The Plan received dividends on PACCAR Inc common stock totaling $55,145,704 in 2025. Dividends and other receivables were $17,031,156 and $38,400,064 at December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Plan held investments issued by affiliates of the Trustee totaling $1,174,555,893 and $1,039,543,187, respectively.

Supplemental Schedule

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110 Plan Number: 002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2025

Total That Constitutes Non-Exempt Prohibited Transactions
		Contributions	Contributions	Total fully corrected
Participant contributions	Contributions	corrected	pending	under VFCP*
transferred late to the plan	not corrected	outside of VFCP*	correction in VFCP*	and PTE 2002-51
Check here if late participant loan repayments are included: ☒
2025 Plan Year				$43,799.57

* Voluntary Fiduciary Correction Program (VFCP).

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

As of December 31, 2025

		(c)
(a)	(b) Identity of Issue, Fund or Borrower	Description of Investment	(d) Cost (1)	(e) Current Value

	Money market fund:
*	Fidelity Management Trust Company:
	Fidelity Government Money Market	143,004 shares		$143,004
	Commingled trust funds:
*	Fidelity Management Trust Company:
	Contrafund Pool Class D	7,486,562 units		417,151,227
	Managed Income Portfolio II Class 3	127,265,556 units		127,265,556
	Northern Trust Funds:
	Aggregate Bond Index Fund	159,705 units		21,456,322
	Collective Russell 2000 Index	57,665 units		23,929,618
	EAFE Index Fund Tier 3	196,768 units		40,148,567
	S&P 500 Index Fund	417,858 units		288,936,587
	BlackRock
	International	397,720 units		9,571,173
				928,459,050
	Mutual funds:
*	Fidelity Management Trust Company:
	Freedom Index Retirement Fund	665,514 shares		8,219,095
	Freedom Index 2010 Fund	439,785 shares		5,941,491
	Freedom Index 2020 Fund	2,667,339 shares		44,971,332
	Freedom Index 2030 Fund	8,264,440 shares		186,858,992
	Freedom Index 2040 Fund	6,189,895 shares		178,454,667
	Freedom Index 2050 Fund	4,302,782 shares		132,998,994
	Freedom Index 2060 Fund	3,303,348 shares		71,253,225
	Freedom Index 2070 Fund	105,211 shares		1,298,310
	JP Morgan Mid Cap Value Fund:
	Institutional Class	1,821,258 shares		58,118,174
	PIMCO Total Return Fund:
	Institutional Class	3,501,682 shares		31,024,906
				719,139,186
	Other investments:
*	PACCAR Inc common stock	12,124,816 shares		1,327,806,802
	Total investments			$2,975,548,042
*	Participant loans	Maturing through 2040, with interest rates ranging from 4.25% to 9.50%		$65,128,740

* Indicates party in interest to the Plan.

(1) Cost information is omitted, as investments are participant-directed.